[redacted]

SEC 13026378 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Karp, Chief Operating Officer — (212) 922- 2017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Keidan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated and Subsidiaries, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN B SCHMIDT
NOTARY
NO. 01SC6283852
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
06/17/2017
PUBLIC
STATE OF NEW YORK

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
The Buckingham Research Group Incorporated and Subsidiaries

Report on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of The Buckingham Research Group Incorporated and Subsidiaries as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of The Buckingham Research Group Incorporated and Subsidiaries as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 27, 2013

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition
September 30, 2013

ASSETS	
Cash and cash equivalents (including money market mutual funds of $45,409,028)	$ 53,029,793
Due from brokers	255,588,781
Deposit with broker	100,000
Investments in securities, at fair value	961,055,302
Commissions receivable	594,820
Incentive fee receivable	1,470,112
Employee advances and loans	291,768
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,338,763)	1,448,004
Deferred taxes, net	57,682
Prepaid expenses	165,203
Other assets	920,432
	$ 1,274,721,897
LIABILITIES	
Securities sold short, at fair value	$ 271,553,318
Deferred rent	488,793
Withdrawals payable to limited partners	36,400,726
Accounts payable and accrued expenses	2,348,200
Commissions payable	740,000
Compensation payable	5,179,184
Taxes payable	20,650
	316,730,871
Commitments	
STOCKHOLDERS' EQUITY	
Common stock - $0.01 par value:	
Class A, authorized 100,000 shares, 47,159 and 34,267 shares issued and outstanding, respectively	472
Class B, authorized 900,000 shares, 424,431 and 308,403 shares issued and outstanding, respectively	4,244
Additional paid-in capital	5,246,880
Retained earnings	25,125,217
Treasury stock (12,892 shares of Class A and 116,028 shares of Class B, at cost)	(6,607,999)
Total stockholders' equity of The Buckingham Research Group Incorporated and Subsidiaries	23,768,814
Equity of non-controlling interests	934,222,212
	957,991,026
	$ 1,274,721,897

See notes to consolidated statement of financial condition

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
September 30, 2013

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business and principles of consolidation:

The Buckingham Research Group Incorporated ("BRG") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage and investment advisory services. BRG is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The consolidated statement of financial condition includes the accounts of BRG and its wholly owned subsidiary, Buckingham Capital Management Incorporated ("BCM") and also include the accounts of the following investment partnerships for which BCM serves as the sole General Partner, is deemed to control and has limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 2.7% as of September 30, 2013. BCM is deemed to control and consolidates BH. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner and is deemed to control: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds"). Collectively, the consolidated entities are referred to as the "Company" or "Companies". All material intercompany accounts and transactions have been eliminated on consolidation.

BCM is registered as an investment advisor with the U.S. Securities and Exchange Commission. BCM serves as the investment manager for the Onshore Funds and Offshore Funds, whereby it pays certain expenses. BCM has assigned its interest in the incentive allocation it earns from the Onshore and Offshore Funds to BH.

The Onshore Funds are organized as Delaware limited partnerships and the Offshore Funds are organized as exempted limited partnerships under the laws of the Cayman Islands.

The Onshore Funds' and Offshore Funds' investment objective is to seek capital appreciation of their assets by investing primarily in a portfolio of equity securities in U.S. publicly-held companies. The Onshore Funds and Offshore Funds seek to achieve their objective by trading primarily in "undervalued", "underfollowed", and "misunderstood" securities.

[2] Summary of significant accounting policies:

(a) Investments in securities and valuation:

Investments in securities held by BRG are accounted for at fair value.

Investments in securities held by BCM are considered held for trading and are accounted for at fair value.

The consolidated limited partnerships (referred to above as the Onshore and Offshore Funds) are considered investment companies and follow specialized accounting pursuant to the "AICPA Audit and Accounting Guide - Investment Companies". This consolidated financial statement reflects the specialized accounting so that investments held by the limited partnerships are shown on the consolidated statement of financial condition at fair value.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(a) Investments in securities and valuation: (continued)

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation technique used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments in securities and securities sold short, including common stock, American Depository Receipts, exchange-traded funds and options, that are traded on a national securities exchange are valued at their last sale price on the last business day of the year or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by the exchange. Securities not listed on a national securities exchange or that are not national market securities are valued at their last sale price, unless there is no price on the last business day of the year, in which case it is valued at the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company on the last business day of the year as reported by NASDAQ, or, if not so reported, as reported in the over-the-counter market in the United States. These securities are shown as Level 1 in the fair value hierarchy.

Investments in common stock not actively traded are classified within Level 2 of the fair value hierarchy.

Equity swaps, put options and warrants are classified within Level 2 of the fair value hierarchy and are valued based on financial models utilizing observable inputs.

(b) Revenue recognition:

Research and investment advisory fees are recorded as earned. Commission income is recorded on a trade-date basis as service is provided.

If at the end of any calendar year a limited partner in the investment partnership has a net profit (after taking into account any loss make-up per the respective partnership agreement), BH receives 20% of such profits, which is deducted from the capital account of such limited partner. Such incentive fees are eliminated on consolidation.

At September 30, 2013, BCM had incentive fee receivable from unrelated managed accounts of $1,470,112. Incentive fees are calculated at the rate of 20% of the net increase in a managed account.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(b) Revenue recognition: (continued)

BCM earns management fees from unrelated managed accounts. Additionally, BRG earns management fees from the Onshore and Offshore Funds which is eliminated on consolidation. Management fees on the managed accounts and the Onshore and Offshore Funds are payable quarterly, and generally range from 1% to 1.5% per annum based on quarterly net assets.

Securities transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(c) Cash and cash equivalents:

Cash equivalents consist of money market mutual funds. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(d) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(e) Deferred rent:

The Company leases two premises under two leases, which provide for free rent periods and periodic increases over the lease terms. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

(f) Income taxes:

BRG files its federal income tax return on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. BH files a separate tax return. All tax returns are filed using a December 31 year end.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

BH and the Onshore and Offshore Funds are not subject to federal, state and New York City income taxes. The members/partners include their respective share of the profits or losses on their own tax returns.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these consolidated financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits. The 2009 federal tax return examination was completed with no material adjustment. In addition, the New York City tax returns for the years ended December 31, 2009 through 2011 were examined with no material adjustment. The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before December 31, 2010.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(f) Income taxes: (continued)

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2013, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation and amortization, deferred rent and unrealized gains and losses on investments.

(g) Securities loaned:

For securities loaned, the Onshore Funds and Offshore Funds receive collateral in an amount at least equal to the fair value of the securities loaned. The Onshore Funds and Offshore Funds monitor the fair value of securities loaned, with additional collateral obtained as necessary. At September 30, 2013, the Onshore Funds and Offshore Funds had no securities loaned.

(h) Accounting estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

(i) In December 2011, the FASB issued ASU No. 2011-11 related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The guidance requires retrospective applications for all comparative periods presented. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition.

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER

Morgan Stanley & Co. Incorporated ("Morgan Stanley") serves as custodian and clearing broker for the assets of BRG. In addition, Morgan Stanley, Barclays Capital Inc. and Merrill Lynch Professional Clearing Corp. serve as prime brokers for the Onshore and Offshore Funds. During the year ended September 30, 2013, the Onshore and Offshore Funds terminated their prime brokerage agreement with J.P. Morgan Clearing Corp. The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades at the

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER (CONTINUED)

consolidated statement of financial condition date. The due from brokers balance includes $450,975 of collateral posted pursuant to the terms of swap contracts. Trades executed on behalf of clients of BRG are cleared through National Financial Services LLC.

In addition, $100,000 is deposited with National Financial Services LLC as a clearing deposit.

NOTE C - INVESTMENTS

The following is a summary of investments in securities, at fair value, as of September 30, 2013:

	Common Stock	Warrants	Total
Owned by BRG	$ 16,442,240		$ 16,442,240
Owned by investment partnerships	944,523,725	$ 89,337	944,613,062
Total investments in securities	$ 960,965,965	$ 89,337	$ 961,055,302

The following is a summary of investments in securities sold short, at fair value, as of September 30, 2013:

	Common Stock	Exchange-Traded Funds	Options	Unrealized Loss on Swaps	Total
Owned by BRG	$ 2,025,397	$ 4,443,805			$ 6,469,202
Owned by investment partnerships	161,415,754	101,600,462	$ 989,804	$ 1,078,096	265,084,116
Total investments in securities sold short	$163,441,151	$ 106,044,267	$ 989,804	$ 1,078,096	$ 271,553,318

NOTE C - INVESTMENTS (CONTINUED)

The following are the Company's investments owned and sold short by level within the fair value hierarchy at September 30, 2013:

	Fair Value	Fair Value Hierarchy
ASSETS		
Investments in securities:		
Common stock - United States:		
Apparel	$ 197,729,971	Level 1
Automotive	21,967,838	Level 1
Banks	18,875,624	Level 1
Brokers	7,899,315	Level 1
Building products/services	7,322,000	Level 1
Consumer products	8,464,060	Level 1
Consumer staples	14,049,900	Level 1
Energy - oil services	27,740,612	Level 1
Energy - exploration & production	15,134,549	Level 1
Finance	27,323,667	Level 1
Food retailer	18,174,131	Level 1
Footwear	52,718,635	Level 1
Healthcare - facilities & services	14,030,896	Level 1
Healthcare - HMOs	15,133,962	Level 1
Healthcare - pharmaceuticals	18,262,441	Level 1
Homebuilders/products	42,297,909	Level 1
Industrial/chemicals	36,646,835	Level 1
Leisure	17,194,932	Level 1
Paper	14,337,123	Level 1
Restaurant/food	5,647,421	Level 1
Retail	256,303,483	Level 1
Retail	14,666,663	Level 2
Special purpose acquisition company	2,814,606	Level 1
Technology - software	6,527,950	Level 1
Transportation/freight	4,885,729	Level 1
Transportation/travel	85,757,007	Level 1
Trust banks	9,058,706	Level 1
Total common stock - United States	960,965,965	
Warrants - special purpose acquisition company	89,337	Level 2
Total investments in securities	$ 961,055,302	

NOTE C - INVESTMENTS (CONTINUED)

	Fair Value	Fair Value Hierarchy
LIABILITIES		
Securities sold short:		
Common stock - United States		
Apparel	$ 818,706	Level 1
Automotive	3,760,323	Level 1
Consumer products	9,379,157	Level 1
Consumer staples	7,050,290	Level 1
Healthcare - facilities & services	6,257,339	Level 1
Industrial/chemicals	3,002,940	Level 1
Restaurant/food	15,885,160	Level 1
Retail	96,835,333	Level 1
Transportation/travel	14,372,286	Level 1
Total common stock - United States	157,361,534	
Common stock - Sweden		
Retail	6,079,617	Level 1
Total common stock	163,441,151	
Exchange-traded funds - index[1]	106,044,267	Level 1
Equity options:		
Call options - retail	950,000	Level 1
Call options - footwear	12,500	Level 1
Put options - retail	27,304	Level 2
Total equity options	989,804	
Unrealized loss on swaps	1,078,096	Level 2
Total securities sold short	$ 271,553,318	

(1) Includes 489,186 shares of iShares Russell 2000 Growth with a fair value of $52,152,119 (5.44% of stockholders' equity).

The cost of common stock and warrants held long was $731,952,138 and $94,953, respectively, at September 30, 2013. The proceeds on common stock, exchange-traded funds and options sold short was $129,700,492, $122,017,753 and $1,517,594, respectively, at September 30, 2013.

NOTE D - EMPLOYEE ADVANCES AND LOANS

Employee advances are noninterest-bearing loans and are due by December 31, 2013. Employee loans are interest-bearing and are due on demand.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE F - COMMITMENTS

BRG has a lease agreement for office facilities which commenced January 15, 2002 and expires on January 15, 2017, with an option to extend through February 28, 2021. BCM entered into a lease agreement for separate office space on July 9, 2012, which commenced on December 31, 2012 and expires on March 31, 2020 with an option to extend through February 28, 2021.

The annual future minimum rental commitments are as follows:

Minimum Lease Obligations		
Year Ending September 30,	BRG	BCM
2014	$ 1,056,000	$ 447,000
2015	1,056,000	447,000
2016	1,056,000	447,000
2017	308,000	447,000
2018		447,000
Thereafter		722,000
Total	$ 3,476,000	$ 2,957,000

NOTE G - NET CAPITAL REQUIREMENT

BRG, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, BRG had net capital and net capital requirements of $11,805,692 and $152,379, respectively, and a net capital ratio of 0.19 to 1.

NOTE H - FIXED ASSETS, NET

Fixed assets at September 30, 2013 are comprised of the following:

Equipment	$ 1,398,882
Furniture and fixtures	2,059,183
Computer software	606,248
Leasehold improvements	1,722,454
Total cost	5,786,767
Less accumulated depreciation and amortization	(4,338,763)
	$ 1,448,004

NOTE I - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2013 was 1,000,000 consisting of 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, each Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which each Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, each Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that each Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by each Company, exposes each Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by each Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein each Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss may be realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Companies engage in derivative transactions such as swaps as an alternative to direct investments in the underlying securities. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related. Pursuant to the terms of the swap agreements, the Companies are required to post collateral.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

The Companies invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities may also be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The writer of a call option which is covered (i.e., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Companies may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Companies purchase and sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (i.e., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Companies' derivative agreements (the "ISDA Agreements") contain provisions that require the Companies to maintain a predetermined level of capital, and/or provide limits regarding a decline of the Companies' capital over 1-month, 3-month, and 12-month periods. If a Company were to violate such provisions, the counterparties to the derivative contracts could, upon notice, request payment or demand collateralization on derivative contracts in net liability positions. Additionally, counterparties may terminate these agreements and the related derivative contracts if a Company does not meet the covenants or provisions.

The fair value and location of the derivative instruments reported in the consolidated statement of financial condition at September 30, 2013 are as follows:

	Location		
Warrants	Investments in securities, at fair value	$	89,337
Equity options	Securities sold short, at fair value	$	989,804
Equity swaps	Securities sold short, at fair value	$	1,078,096

The notional amount of options sold short and equity swaps sold short at September 30, 2013 was $16,501,500 and $68,723,380, respectively.